

June 29, 2015

Via E-mail

Jennifer K. Simpson, Ph.D.
President and Chief Executive Officer
Delcath Systems, Inc.
1301 Avenue of the Americas
43rd Floor
New York, New York 10019

> **Re: Delcath Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 15, 2015**
> **File No. 333-204979**

Dear Dr. Simpson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus

1.   Please provide the information required by Item 505 of Regulation S-K in an appropriate location in your prospectus. See Item 5 of Form S-1.

Use of Proceeds, page 35

2.   Your disclosure currently indicates that you will use the net proceeds of your offering for the clinical and regulatory development of clinical studies and identifies the various studies for which the proceeds will be used. Please expand your disclosure to specify what steps in the clinical and regulatory development will be achieved with the proceeds from your offering, what steps will remain until commercialization, what amount of additional financing will be required to accomplish any remaining steps, and what the

anticipated sources of the financing are. To the extent proceeds will be used to complete a portion of a clinical trial, please disclose what the application of the offering proceeds will allow you to accomplish in the trial. Please also disclose which of your products the offering proceeds will allow you to commercialize and which regulatory approvals your offering proceeds will allow you to seek.

3.   Please also disclose the solicitation fee disclosed on page 69 that you will pay to the underwriters upon the exercise of any warrants sold in your offering and having an expiration equal to or less than 18 months, and ensure that your net proceeds disclosure also reflects the payment of those solicitation fees.

Description of Securities We Are Offering, page 59

4.   Please reconcile your disclosure in this section that each unit consists of one share of common stock and one Series A Warrant and that you are also offering Series B Warrants, each to purchase one unit, with your disclosure on your prospectus cover page and fee table that each unit consists of one share of common stock, one Series A Warrant and one Series B Warrant.

Underwriting, page 69

5.   We note your disclosure on page 59 that the underwriters will receive Series B Warrants for each unit sold in your offering. Please ensure that you disclose all forms of underwriter's compensation in accordance with Item 508(f) of Regulation S-K in the appropriate locations in your prospectus. If you will be issuing Series B Warrants to the underwriters please tell us, with a view toward clarified disclosure in your fee table, if you are registering those securities, and any underlying securities, as part of your offering.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek at (202) 551-3641 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail): Steven A. Navarro, Esq.
Morgan, Lewis & Bockius LLP